

April 16, 2014

Via E-mail
Arthur R. Block, Esq.
Senior Vice President, General Counsel and Secretary
Comcast Corporation
One Comcast Center
Philadelphia, PA 19103

> **Re: Comcast Corporation**
> **Registration Statement on Form S-4**
> **Filed March 20, 2014**
> **File No. 333-194698**

Dear Mr. Block:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Summary, page 15

Comcast Corporation, page 15

1. Disclose the number of residential and business customers for your Cable Communications segment. We note this information is provided for TWC.

Comcast and TWC Unaudited Pro Forma Condensed Combined Financial Statements, page 41

2. We note on page 41 with respect to the possible divestiture, you disclose there is no commitment or probable transaction, no specific systems have been identified, and the manner of the divestiture has not been determined. Please provide more detail of the divestiture to the extent possible, and if known specifically address whether:

    *   it would be in the form of a sale or a spin-off;

- would involve only Comcast customers or both Comcast and TWC customers; and
- quantify the approximate fair value such a transaction would be assigned in the market place.

3. In addition, in light of your lack of specific information, it is unclear to us how you arrived at the three million customer figure. Please advise us and clarify your disclosure.

4. In light of the possibility of a divestiture, please explain to us your consideration of providing additional pro forma presentations to give effect to the range of possible results pursuant to Rule 11-02(b)(8) of Regulation S-X.

5. In order to provide clarity and enhance the transparency of the pro forma financial statements, please include an additional column to separately disclose the conforming and eliminating adjustments described in footnote 2(a) from the adjustments giving effect to the purchase accounting. In addition, please distinguish within this column the reclassification adjustments from the eliminating adjustments.

Unaudited Pro Forma Condensed Combined Balance Sheet, page 43

6. In regard to your purchase price allocation on page 46, please provide further disclosures for each purchase price adjustment to each tangible and intangible asset acquired and liability assumed. The disclosures should explain in greater detail what the adjustment represents and how the increase or decrease was determined, including a brief explanation of the factors and assumptions involved in the calculation. For example, please describe the various components of the increase in TWC's franchise rights and how their fair values were determined, or how you assumed that TWC's property and equipment book value approximated their fair value.

Unaudited Pro Forma Condensed Combined Statement of Income, page 44

7. In regard to footnote 2(d), please explain how you determined that 8 years was the appropriate useful life for "Customer relationships and other."

8. In regard to footnote 2(g), it appears that the preliminary purchase price allocation increased TWC's outstanding debt. Please clarify for readers how an increase in debt resulted in a decrease in interest expense.

9. In regard to footnote 2(h) please expand the disclosure so that it is transparent to a reader how the adjustment amount was calculated.

10. In regard to footnote 2(k) please expand the disclosure to describe why the removal net periodic benefit costs is appropriate when applying the criteria for pro forma adjustments.

Risk Factors, page 51

11. We note your discussion regarding a possible divestiture up to approximately three million subscribers. Please consider including a separately captioned risk factor discussing how the method of affecting this divestiture could affect historic Comcast stockholders, TWC stockholders and the merger consideration and financial advisors' opinions. For example, if the divestiture is accomplished through a spin-off of assets to existing Comcast shareholders, the value of the merger consideration could be affected.

Comcast and TWC may have difficulty attracting, motivating and retaining executives and other key employees…, page 53

12. Please revise your disclosure to identify the key personnel of both Comcast and TWC referenced in this risk factor. In addition, clarify whether you expect that management and/or the directors of TWC will remain in comparable positions following the merger.

Comcast will incur significant transaction and merger-related costs in connection with the merger, page 57

13. Please provide estimates of the significant, non-recurring costs Comcast and TWC will incur in connection with this merger. In addition, briefly describe the costs that are payable regardless of whether the mergers are completed. We note your disclosure on page 161.

Background of the Merger, page 75

14. We note your disclosure in the fifth full paragraph on page 76. Further, we note your discussion in the fifth full paragraph on page 77 indicating the possibility of Comcast participating in a potential bid by Charter to acquire TWC. Please provide more details on the background of Comcast's preliminary discussions with Charter regarding this interest in participating in a possible Charter acquisition of TWC.

15. Please explain a "symmetrical collar."

16. Please discuss why Comcast's participation in a Charter bid was the preferred approach at the time of Comcast's January 12, 2014 meeting. Please note some of the factors and terms considered, and why the two parties were unable to reach agreement.

TWC's Reasons for the Merger; Recommendation of the Merger by the TWC Board of Directors, page 86

Comcast's Reasons for the Merger; Recommendation of the Comcast Board of Directors, page 91

17. Please discuss your competitors on a national scale in greater detail. In this regard, explain how the combined company will compete directly with these companies. In addition, please explain specific business operations and/or initiatives that you believe may provide consumer benefits.

18. Please consider including a chart indicating coverage of the U.S. market for (i) Comcast, (ii) TWC and (iii) projections for the planned combined company. You should particularly note Comcast's stated interest in gaining entry to the densely populated urban markets of New York City, Dallas/Fort Worth and Los Angeles and access to several markets that are clustered near its existing markets (e.g., Georgia, South Carolina, North Carolina and Virginia). Please note areas of high customer concentration and separately identify total subscribers based upon cable, internet and voice.

19. Please discuss in greater detail your commitment to invest in high-speed data services. Explain how these plans differ or expand upon your current operations and discuss how this specific investment will impact competition.

20. Briefly discuss the types of annual cost savings and capital expenditure synergies you expect to realize by increasing operating efficiency.

21. We note Comcast's agreement to take any actions and accept any conditions that are consistent in scope and magnitude with the conditions and actions required or imposed by governmental authorities in connection with acquisitions of U.S. cable systems in the last 12 years with a purchase price of at least $500 million. Please indicate the approximate number of transactions that meet these qualifications and how you will determine whether certain conditions imposed on this merger are comparable to past conditions and actions fitting this category.

Opinions of TWC's Financial Advisors, page 94

22. Indicate management's reasons for engaging three (as opposed to one) financial advisors to opine on the fairness of the transaction. We note that the three financial advisors "jointly performed a variety of financial and comparative analyses" summarized together. Clarify whether the three advisors worked collaboratively in analyzing the transaction, and if not, whether there were any material differences in the analyses or conclusions among the three.

Opinion of Comcast's Financial Advisor, page 115

23. Please confirm whether Barclays Capital Inc. served as one of Comcast's financial advisors in this transaction. If Barclays provided any report, opinion or appraisal, Comcast should provide the information required under Item 4(b) of Form S-4 and Item 1015(b) of Regulation M-A.

TWC Public Trading Multiples Analysis, page 120

24. It is not clear why J.P. Morgan included TWC in the comparison of publicly traded companies analogous to TWC. Please clarify.

Merger Agreement, page 140

Conduct of Business Pending the Merger, page 147

25. Please revise to clarify the last paragraph on page 150 so as to avoid confusion with your announcement that Comcast is prepared to divest systems serving up to approximately three million customers in order to address potential regulatory concerns. We note your subsequent disclosure on page 155.

Golden Parachute Compensation, page 174

26. Please tell us why the potential payment amounts upon termination of employment for your named executive officers contained in TWC's 2014 annual meeting proxy statement are materially different than the golden parachute compensation disclosed here.

27. We note the disclosure of perquisites/personal benefits under footnote 4. Please confirm that none of the individual perquisites/benefits exceed $25,000 or 10% of the total amount of perquisites and personal benefits for each named executive officer. Otherwise, individual perquisites and personal benefits must be identified and quantified. Refer to Instruction 4 to Item 402(t)(2) and Item 402(c)(2)(ix).

Annex A: Agreement and Plan of Merger, page A-iv

28. We note your reference to the Company Disclosure Schedule throughout the Merger Agreement. Please identify the contents of this omitted schedule as it relates to additional regulatory conditions and approvals. Please refer to Item 21 of Form S-4 and Item 601(b)(2) of Regulation S-K.

Where You Can Find More Information, page 209

Comcast's Annual Report on Form 10-K for the year ended December 31, 2013, filed on February 12, 2014

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 46

Critical Accounting Judgments and Estimates, page 71

Valuation and Impairment Testing of Cable Franchise Rights, page 71

29. Please tell us how you considered the factors in paragraphs 21-24 of ASC 350-30-35 in concluding that you have 3 units of accounting for your cable franchise rights impairment testing. Furthermore, please tell us which states and regional field operations comprise your 3 divisions or units of accounting.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Joe Cascarano, Staff Accountant, at (202) 551-3376, or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835, if you have questions regarding comments on the financial statements and related matters. Please contact Justin Kisner, Attorney-Adviser, at (202) 551-3788, or me at (202) 551-3810 with any other question.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director

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        David Caplan
        William Chudd
        Davis Polk & Wardwell LLP